

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2006

Mr. Andrew Reid
Chief Executive Officer
Stellar Resources Ltd.
3155 E. Patrick Lane, Suite I
Las Vegas, Nevada 89120-348

> **Re:** **Stellar Resources Ltd.**
> **Form 10-KSB for Fiscal Year Ended July 31, 2005**
> **Filed October 17, 2005**
> **Response Letter Dated March 20, 2006**
> **File No. 0-51400**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended July 31, 2005

Financial Statements, page 11

Report of Independent Registered Public Accounting Firm, page 12

1. We note your response to our prior comment 1 in our letter dated January 10, 2006. Based on your specific facts and circumstances, we will not object to your use of a Canadian audit firm. However, if your operations outside of Canada become significant in the future, we would expect you to engage a registered public accounting firm which is consistent with our position outlined in Section

5.K of the "International Reporting and Disclosure Issues in the Division of Corporation Finance" on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

Controls and Procedures, pages 26-27

2.   We have read your response to prior comments four, five, and six in which you state, "At the end of the period covered by this annual report, there were no changes in our "internal controls over financial reporting..." Please also comply with Item 307 of Regulation S-B and SEC Release No. 33-8238, issued on June 5, 2003 which requires that your principal officers conclude on the *effectiveness* of your disclosure controls and procedures as defined in Rule 13a-15(e) or 15d-15(e) as of the end of the period covered by your report, based on the evaluation of these controls and procedures. Please also address this issue in your Form 10-QSB for the periods ended October 31, 2005 and January 31, 2006.

Exhibits

3.   We have read your response to prior comment seven. We note that you have revised the wording of your Section 302 certification signed by your Chief Executive Officer; however, we could not locate the Section 302 certification signed by your Certified Financial Officer. Please also include this certification in your amended Form 10-KSB. Further, please amend your Form 10-QSB for the period October 31, 2005 to include correctly worded Section 302 certifications signed by your principal officers.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief